Trading Symbol TSX: GGC

MANAGEMENT DIRECTORS WITHDRAW NOMINATION FROM DISSIDENT SLATE

June 19, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. ("Genco") today commented on management's slate of proposed directors.

Recent Developments

James McDonald and Richard Hughes have advised that they have never agreed to and will not be standing for election on the Dissident's slate at the upcoming Annual General Meeting of shareholders of Genco scheduled for June 26, 2008. Messrs. McDonald and Hughes confirm that they will remain and are committed to standing for election on management's proposed slate of directors.

How to Cast your WHITE proxy

You can support Genco by voting the WHITE proxy form shareholders received in the mail with a VOTE FOR the resolutions contained therein. If you have already voted using the Dissident proxy you have every right to change your vote by simply executing the WHITE proxy. It is only your latest dated proxy that will be counted. Your WHITE proxy must be voted by any one of the methods described on the form no later than 11:00 a.m. (Vancouver time) on Tuesday, June 24, 2008. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

The Board recommends that you discard any materials received from the Dissident.

If you have any questions about the information contained in the news release or require assistance in completing your WHITE proxy, please contact Genco's proxy solicitation agent at:

Kingsdale Shareholder Services Inc.
North American Toll Free Number: 1-866-581-1024
Facsimile No: 1-866-545-5580

Please visit our website for regular updates at www.gencoresources.com

For further information:
Wayne Moorhouse
Vice-President, Finance and Corporate Secretary
Phone: 604-682-2205
E-mail: gencoinfo@telus.net

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)